UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SWISHER HYGIENE INC.
(Name of Subject Company)

SWISHER HYGIENE INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

CUSIP 870808 300
(CUSIP Number of Class of Securities)

Richard L. Handley
President and Secretary
Swisher Hygiene Inc.
c/o Akerman LLP
350 East Las Olas Blvd., Suite 1600
Fort Lauderdale, Florida  33301
(203) 682-8331

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Edward L. Ristaino, Esq.
Akerman LLP
350 East Las Olas Blvd., Suite 1600
Fort Lauderdale, Florida  33301
(954) 463-2700
(954) 463-2224 (Fax)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to Swisher Hygiene Inc.’s (the “Company”) response to an unsolicited tender offer by Andrew Stranberg to purchase up to 100% of the shares of the Company’s common stock.

These communications include the information set forth under Items 8.01 and 9.01 (including all exhibits attached thereto) of the Company’s Current Report on Form 8-K dated and filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016, all of which is incorporated herein by reference.

Additional Information

The tender offer for the outstanding shares of the Company has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. If the tender offer is commenced, Mr. Stranberg, or an affiliate of Mr. Stranberg, will file a tender offer statement on Schedule TO with the SEC, and the Company may file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the Company’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.

INVESTORS AND SECURITIES HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.